SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

Name of Issuer - CenterPoint Properties Corporation
Title of Class of Securities - Common Stock
CUSIP Number - 151895109


Item 1. (a):   CenterPoint Properties Corporation

Item 1. (b):   401 North Michigan Avenue, Suite 3000
               Chicago, IL 60611

Item 2. (a):   Heitman Real Estate Fund Fund
               (formerly known as PRA Real Estate Securities Fund)

Item 2. (b):   180 North LaSalle Street, Suite 3600
               Chicago, IL 60601

Item 2. (c):   United States

Item 2. (d):   Common Stock   (Title of Class of Securities)
               ------------

Item 2. (e):   151895109      (CUSIP No.)
               ---------

Item 3.

a) _____  Broker or dealer registered under Section 15 of the Act
b) _____  Bank as defined under Section 3(a) (6) of the Act
c) _____  Insurance Company as defined under Section 3 (a)(19) of the Act
d) __X__  Investment Company registered under Section 8 of the Investment
     -    Company Act of 1940
e) _____ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
f) _____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)
g) _____  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)
h) _____  Group, in accordance with Section 240.13d-1(b)(ii)(H)

Item 4. (a)      168,800      (Amount beneficially owned)
               ----------
Item 4. (b):       1.87%      (Percent of class)
               ----------
Item 4. (c):   Number of shares to which such person has:

(i)       sole power to vote or to direct the vote                   168,800
                                                                  ----------

(ii)      shared power to vote or to direct the vote                       0
                                                                  ----------

(iii)     sole power to dispose or to direct the disposition of      168,800
                                                                  ----------

(iv)      shared power to dispose or to direct the disposition of          0
                                                                  ----------

Item 5.   Yes

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   Not applicable

Item 9.   Not applicable

Item 10.  CERTIFICATION  (See Below)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1996
                                                  -----------------
                                                  Date


                                                  /s/ Dean A. Sotter
                                                  -------------------------
                                                  Signature


                                                  Dean A. Sotter/ President
                                                  -------------------------
                                                  Name/Title







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